Exhibit 10.23

Separation Agreement, effective October 29, 2014, between Cepheid and James Post

October 29, 2014

Via Hand Delivery

Mr. James Post

Re:	Terms of Separation

Dear Jim:

This letter confirms the agreement (this “Agreement”) between you and Cepheid, a California corporation (the “Company”), concerning the terms of your separation from employment and offers you certain benefits in exchange for a general release of claims and covenant not to sue, as provided in further detail below. If you agree to abide by the terms outlined in this Agreement, please sign and return this Agreement to me in the timeframe provided below.

1. Separation; Officer Resignation: As we have discussed, your employment will conclude on October 29,2014 (the “Separation Date”). By your signature below, you confirm and acknowledge that you are resigning as the Company’s Executive Vice President, North American Commercial Operations and from any other officer positions that you held with the Company or any of its subsidiaries as of the Separation Date.

2. Acknowledgement of Payment of Final Wages: By your signature below, you confirm and acknowledge that, on the Separation Date, the Company has paid you for all wages, salary, bonuses, commissions, reimbursable expenses, accrued vacation and any similar payments due you from the Company as of the Separation Date. By signing below, you acknowledge that the Company does not owe you any other amounts.

3. Separation Benefits: In exchange for your agreement to the general release and waiver of claims and covenant not to sue set forth in Sections 8 and 9. hereof and your other promises herein, the Company agrees to provide you the following benefits following the Effective Date (as defined below) of this Agreement:

a. Severance: The Company agrees to provide you with a lump sum severance payment in the amount of $425,000, less applicable federal and state payroll deductions, which equals one year of your annual base salary. This payment shall be paid within 60 days following the Separation Date, provided this Agreement is effective as of that time.

b. Bonus: The Company agrees to pay you $255,000, your target bonus under the Company’s 2014 Corporate Incentive Plan, regardless of the actual amount that would otherwise be paid to you in accordance with the terms and conditions of such plan. This amount will be paid to you in a lump sum, less applicable federal and state payroll deductions, within 60 days following the Separation Date, provided this Agreement is effective as of that time.

c. No Repayment of Sign-On Bonus or Moving Expenses. Notwithstanding the terms of your November 11, 2013 offer letter from the Company (the “Offer Letter”), you shall not be required to repay any portion of the sign-on bonus paid, or moving and transportation costs reimbursed, to you in connection with the commencement of your employment with the Company and your relocation to the Sunnyvale area.

d. COBRA Payment: Subject to your timely election to continue your existing health benefits under COBRA, and consistent with the terms of COBRA and the Company’s health insurance plan, the Company will provide you a taxable lump sum payment in an amount equal to pay the employer portion of the insurance premiums to continue your existing health benefits under COBRA for twelve months following the Separation Date, as such premiums would be measured on the Separation Date, less applicable federal and state payroll deductions (the “COBRA Payment”). The COBRA Payment shall be made within 60 days following the Separation Date, provided this Agreement is effective as of that date. You will remain responsible for, and must continue to pay, the portion of premiums, co-payments, etc. that you would have paid had your employment continued.

e. Termination of Equity Awards: You acknowledge that as of the Separation Date, none of your Company stock options, restricted stock units or any other equity-based incentive award are vested or exercisable. Effective on the Separation Date, all Company stock options, restricted stock units and any other equity-based incentive award are terminated and none of such awards shall be exercisable at any time.

f. Relocation Expenses: The Company will reimburse your reasonable, documented, out-of-pocket moving expenses and transportation costs associated with your move from the Sunnyvale area incurred within 6 months of the Separation Date in an aggregate amount not to exceed $10,000.

g. Mutual Non-Disparagement: The Company agrees to enter into a mutual non-disparagement provision with you as provided in Section 10 hereof.

For the avoidance of doubt, under all circumstances, all payments under Sections 3(a), 3(b) and 3(d) hereof will be made before March 15, 2015.

By signing below, you acknowledge that (i) this offer of benefits supersedes and replaces any prior commitments to or agreements with you regarding compensation or benefits to be offered or paid to you in connection with your separation, including pursuant to your Offer Letter and the Change of Control Retention and Severance Agreement, dated as of December 16, 2013, between you and the Company (the “Change of Control Agreement”), and (ii) you will be receiving the benefits outlined in this Section 3 in consideration for (and expressly conditioned upon you) waiving your rights to claims referred to in this Agreement and would not otherwise be entitled to such benefits.

4. Return of Company Property: As a condition precedent of the provision of separation benefits described in Section 3 above, you hereby warrant to the Company that you have returned to the Company all property or data of the Company of any type whatsoever that has been in your possession, custody or control.

5. Proprietary Information: You hereby acknowledge that you are bound by the Employee Invention Assignment and Confidentiality Agreement attached hereto as Exhibit A (the “IAACA”) and that as a result of your employment with the Company you have had access to the Company’s Proprietary Information (as defined in the IAACA), that you will hold all Proprietary Information in strictest confidence and that you will not make use of such Proprietary Information on behalf of anyone. You further confirm that you will deliver to the Company on or before the Separation Date all documents and data of any nature containing or pertaining to such Proprietary Information and that you will not take with you any such documents or data or any reproduction thereof.

6. Code Section 280G: In the event that the benefits provided for in this Agreement or otherwise payable to you (a) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) but for this Section 6, would be subject to the excise tax imposed by Section 4999 of the Code, then, at your discretion, your benefits under this Agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Any reduction shall be made as a pro-rata reduction of cash payments subject to Section 409A of the Code as deferred compensation and cash payments not subject to Section 409A of the Code. Reduction in cash payments shall be made pro-rata between and among benefits which are subject to Section 409A of the Code and benefits which are exempt from Section 409A of the Code. Unless the Company and you otherwise agree in writing, any determination required under this Section 6 shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 6, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Section 6. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 6.

7. Code Section 409A: To the extent (a) any payments or benefits to which you become entitled under this Agreement, or under any other agreement or Company plan, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (b) you are deemed at the time of such retirement or termination of employment to be a “specified employee” under Section 409A of the Code, then such payments shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) from the Company; or (ii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(l)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this Section 8 shall be paid to you or your beneficiary in one lump sum (without interest). Any retirement or termination of your employment is intended to constitute a “separation from service” and will be determined consistent with the rules relating to a “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable regulations thereunder. It is intended that each installment of the payments provided hereunder constitute separate “payments” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code (and any state law of similar effect) provided under Treasury Regulations Section 1.409A-I(b)(4) (as a “short-term deferral”) and Section 1.409A-I(b)(9) (as a “separation pay due to involuntary separation”). To the extent any payment hereunder may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A of the Code under another provision of Section 409A of the Code. To the extent that any payment under this Agreement is subject to Section 409A of the Code and ambiguous as to its compliance with Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement is determined to be subject to Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

8. General Release and Waiver of Claims:

a. The payments and promises set forth in this Agreement are in full satisfaction of all accrued salary, vacation pay, bonus and commission pay, profit-sharing, stock, stock options, RSUs or other ownership interest in the Company, termination benefits or other compensation to which you may be entitled by virtue of your employment with the Company or your separation from the Company, including the Change of Control Agreement. To the fullest extent permitted by law, you hereby release and waive any other’ claims you may have against the Company and its owners, agents, officers, shareholders, employees, directors, attorneys, subscribers, subsidiaries, affiliates, successors and assigns (collectively “Releasees”), whether known or not known, including, without limitation, claims under any employment laws, including, but not limited to, claims of unlawful discharge, breach of contract, breach of the covenant of good faith and fair dealing, fraud, violation of public policy, defamation, physical injury, emotional distress, claims for additional compensation or benefits arising out of your employment or his separation of employment, claims under Title VII of the 1964 Civil Rights Act, as amended, the California Fair Employment and Housing Act and any other laws and/or regulations relating to employment or employment discrimination, including, without limitation, claims based on age or under the Age Discrimination in Employment Act or Older Workers Benefit Protection Act, and/or claims based on disability or under the Americans with Disabilities Act.

b. By signing below, you expressly waive any benefits of Section 1542 of the Civil Code of the State of California, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

c. You and the Company do not intend to release claims that you may not release as a matter of law, including but not limited to claims for indemnity under California Labor Code Section 2802, or any claims for enforcement of this Agreement. To the fullest extent permitted by law, any dispute regarding the scope of this general release shall be determined by an arbitrator under the procedures set forth in Section 11 hereof.

9. Covenant Not to Sue:

a. To the fullest extent permitted by law, at no time subsequent to the execution of this Agreement will you pursue, or cause or knowingly permit the prosecution, in any state, federal or foreign court, or before any local, state, federal or foreign administrative agency, or any other tribunal, of any charge, claim or action of any kind, nature and character whatsoever, known or unknown, which you may now have, have ever had, or may in the future have against Releasees, which is based in whole or in part on any matter released by this Agreement.

b. Nothing in this Section 9 shall prohibit you from filing a charge or complaint with a government agency where, as a matter of law, the parties may not restrict his ability to file such administrative complaints. However, you understand and agree that, by entering into this Agreement, you are releasing any and all individual claims for relief, and that any and all subsequent disputes between you and the Company shall be resolved through arbitration as provided in Section 11 hereof.

c. Nothing in this Section 9 shall prohibit or impair you or the Company from complying with all applicable laws, nor shall this Agreement be construed to obligate either party to commit (or aid or abet in the commission of) any unlawful act.

10. Nondisparagement: You agree that you will not disparage Releasees or their products, services, agents, representatives, directors, officers, shareholders, attorneys, employees, vendors, affiliates, successors or assigns, or any person acting by, through, under or in concert with any of them, with any written or oral statement. The Company agrees that its current officers and directors will not disparage you with any written or oral statement. Nothing in this Section 10 shall prohibit you or the Company from providing truthful information in response to a subpoena or other legal process or the Company from making public disclosures consistent with applicable law, rules and regulations, including, without limitation, the Securities Exchange Act of 1934, as amended.

11. Arbitration: Except for any claim for injunctive relief arising out of a breach of a party’s obligations to protect the other’s proprietary information, the parties agree to arbitrate, in Santa Clara County, California through JAMS, pursuant to JAMS rules for arbitration of employment disputes, any and all disputes or claims arising out of or related to the validity, enforceability, interpretation, performance or breach of this Agreement, whether sounding in tort, contract, statutory violation or otherwise, or involving the construction or application or any of the terms, provisions, or conditions of this Agreement. Any arbitration may be initiated by a written demand to the other party. The arbitrator’s decision shall be final, binding, and conclusive. The parties further agree that this Agreement is intended to be strictly construed to provide for arbitration as the sole and exclusive means for resolution of all disputes hereunder to the fullest extent permitted by law. The parties expressly waive any entitlement to have such controversies decided by a court or a jury.

12. Attorneys’ Fees: If any action is brought to enforce the terms of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees, costs and expenses from the other party, in addition to any other relief to which the prevailing party may be entitled.

13. No Admission of Liability: This Agreement is not and shall not be construed or contended by you to be an admission or evidence of any wrongdoing or liability on the part of Releasees, their representatives, heirs, executors, attorneys, agents, partners, officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. This Agreement shall be afforded the maximum protection allowable under California Evidence Code Section 1152 and/or any other state or federal provisions of similar effect.

14. Complete and Voluntary Agreement: This Agreement, together with Exhibit A hereto, constitute the entire agreement between you and Releasees with respect to the subject matter hereof and supersede all prior negotiations and agreements, whether written or oral, relating to such subject matter, including the Offer Letter and Change of Control Agreement. You acknowledge that neither Releasees nor their agents or attorneys have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this Agreement for the purpose of inducing you to execute the Agreement, and you acknowledge that you have executed this Agreement in reliance only upon such promises, representations and warranties as are contained herein; and that you are executing this Agreement voluntarily, free of any duress or coercion.

15. Severability: The provisions of this Agreement are severable, and if any part of it is found to be invalid or unenforceable, the other parts shall remain fully valid and enforceable. Specifically, should a court, arbitrator, or government agency conclude that a particular claim may not be released as a matter of law, it is the intention of the parties that the general release, the waiver of unknown claims and the covenant not to sue above shall otherwise remain effective to release any and all other claims.

16. Modification: Counterparts: FacsimilelPDF Signatures: It is expressly agreed that this Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, executed by authorized representatives of each’ of the parties to this Agreement. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Execution of a facsimile or PDF copy shall have the same force and effect as execution of an original, and a copy of a signature will be equally admissible in any legal proceeding as if an original.

17. Review of this Agreement: You understand that you may take up to twenty-one (21) days to consider this Agreement and, by signing below, affirm that you were advised to consult with an attorney prior to signing this Agreement. You also understand that you may revoke this Agreement within seven (7) days of signing this document and that the benefits to be provided to you pursuant to Section 3 hereof will be provided only at the end of that seven (7) day revocation period.

18. Effective Date: This Agreement is effective on the eighth day after it is signed by you and the Company, without revocation by you (the “Effective Date”).

19. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of California.

We appreciate your contributions to the Company and wish you the best in any future endeavors.

Sincerely,

CEPHEID

By:	/s/ John L. Bishop

Name:	John L. Bishop

Title:	Chairman and Chief Executive Officer

READ, UNDERSTOOD AND AGREED:

/s/ James Post	Date: November 15, 2014
James Post